Viasystems Group, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105
February 11, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Michael F. Johnson
Re:	Viasystems Group, Inc. Registration Statement on Form S-1 (File No. 333-164186)
Ladies and Gentlemen:
          We refer to the registration statement on Form S-1 (File No. 333-164186), as amended (the “Registration Statement”), of Viasystems Group, Inc. (the “Company”), relating to the registration of shares of its common stock, par value $0.01 per share.
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 5:30 p.m. (Eastern Time) on Friday, February 12, 2010, or as soon as practicable thereafter.
          The Company hereby acknowledges the following:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.
          Please call R. Scott Cohen at (214) 746-7738 or Justin Ferguson at (214) 746-7799 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, Viasystems Group, Inc.
By:	/s/ Gerald G. Sax
Gerald G. Sax
Senior Vice President, Chief Financial Officer and Principal Accounting Officer